ADORBS INC.

234 E. Beech Street, Long Beach New York 11561

(516) 544 -2812

December 14, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Andi Carpenter

Anne McConnell

Sherry Haywood, Staff Attorney at

Jay Ingram

Re: Adorbs Inc.

Form 10-12G

Filed October 7, 2020

File No. 000-56213

Dear All:

We are filing an Amendment No. 2 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Adorbs Inc. (the “Company”), dated December 2, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Form 10-12G/A

Financial Statements

General, page F-1

1.	Please update your interim financial statements and all related disclosures to comply with Rule 8-08 of Regulation S-X.

We have updated our interim financial statements and all related disclosures in the registration statement to include the period ended September 30, 2020 in compliance with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please refer to our prior comment 11. As we requested, please also have your current auditor revise their audit report to present the titled going concern paragraph immediately following the opinion paragraph as required by paragraph 12 of AS 2415.

We have updated the registration statement to reflect this comment.

Notes to the Financial Statements

Note 1 - Organization and Basis of Accounting

Basis of Presentation and Organization, page F-8

3.	Please refer to our prior comment 14. You disclose that the company’s annual audited financial statements are condensed. Please remove the term condensed, or explain why a condensed format for annual audited financial statements is appropriate.

We have deleted the word “condensed” in the registration statement.

Note 4 - Common Stock, page F-11

4.	Please refer to our prior comment 16. On page F-6, we note you indicate the company issued 2,860,000 shares of common stock which increased total stockholders’ equity by $28,600; however, in your response and your disclosure on page F-11, you indicate the company issued the shares for $2,860. Please revise your disclosures to correct this inconsistency. It appears to us the company issued 2,860,000 shares of common stock with a par value of $.001 at an issuance price of $.01 for a total investment of $28,600 and that the disclosures on page F-11 should be revised.

We have revised our disclosure to reflect this comment in the registration statement.

Very truly yours,

/s/ David Lazar
David Lazar